UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

biote Corp.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

090683111

(CUSIP Number of Class of Securities)

Teresa S. Weber

Chief Executive Officer

biote Corp.

1875 W. Walnut Hill Ln #100

Irving, TX 75038

(312) 212-8079

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan Sansom

Peter Byrne

Cooley LLP

500 Boylston Street

Boston, MA 02116-3736

(617) 937-2300

☐

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by biote Corp., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s warrants (each a “Warrant”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.23 shares of Class A Common Stock in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 9, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement (the “Warrant Amendment”), dated as of March 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the Private Placement Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is biote Corp. The Company’s principal executive offices are located at 1875 W. Walnut Hill Ln #100, Irving, TX 75038, and its telephone number at such offices is (312) 212-8079.

(b) Securities. The subject securities are the Warrants that trade on The Nasdaq StockMarket LLC (“Nasdaq”) under the symbol “BTMDW.” Each Warrant entitles the holder to purchase one share of our Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment pursuant to the Warrant Agreement. As of May 8, 2023, 13,504,132 Warrants of the Company were outstanding, consisting of 8,397,624 Public Warrants and 5,106,508 Private Placement Warrants.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of May 9, 2023 are listed in the table below.

Name	Position(s)
Marc D. Beer	Class III Director
Dana Jacoby	Class I Director
Mark Cone	Class II Director
Steven J. Heyer	Class II Director
Andrew R. Heyer	Class I Director
Debra L. Morris	Class II Director
Teresa S. Weber	Chief Executive Officer, Class III Director
Samar Kamdar	Chief Financial Officer
Mary Elizabeth Conlon	Vice President, Business Development & General Counsel

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from Nasdaq; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, May 9, 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K (File No. 001-40128), filed with the SEC on May 9, 2023).

(b)	Not applicable.

(d)(i)	Business Combination Agreement, dated as of December 13, 2021, by and among the Company, Haymaker Sponsor III LLC, Dr. Gary Donovitz, in his capacity, and Teresa S. Weber, in her capacity as the Members’ Representative (incorporated by reference to Exhibit 2.1 of Haymaker Acquisition Corp. III’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on December 14, 2021).

(d)(ii)	Second Amended and Restated Certificate of Incorporation of biote Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on June 2, 2022).

(d)(iii)	Amended and Restated Bylaws of biote Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on February 22, 2023).

(d)(iv)	Form of Warrant Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on June 2, 2022).

(d)(v)	Warrant Agreement, dated March 1, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(vi)	Non-Employee Director Compensation Policy. (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(vii)	Tax Receivable Agreement, dated as of May 26, 2022, by and among the Company, BioTE Holdings, LLC and the persons named therein. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(viii)	Investor Rights Agreement, dated as of May 26, 2022, by and among the Company, the Members, the Members’ Representative, Haymaker Sponsor III LLC and certain other parties thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(ix)	Amended and Restated Investor Rights Agreement, dated as of July 19, 2022, by and among the Company, the Members, the Members’ Representative, Haymaker Sponsor III LLC and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 19, 2022).

(d)(x)	Second Amended and Restated Operating Agreement of BioTE Holdings, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xi)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xii)	Services Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Teresa S. Weber. (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xiii)	Services Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Marc Beer. (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xiv)	Amended and Restated Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Robbin Gibbins (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xv)	Employment Agreement, effective as of June 10, 2022, by and between BioTE Medical, LLC and Ross McQuivey, M.D. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xvi)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xvii)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xviii)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xix)	Amendment to Employment Agreement, effective August 24, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xx)	Transition Agreement, effective August 31, 2022, by and between BioTE Medical, LLC and Robbin Gibbins. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxi)	Standby Equity Purchase Agreement, by and between biote Corp. and YA II PN, LTD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 28, 2022).

(d)(xxii)	biote Corp. 2022 Equity Incentive Plan. (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(xxiii)	biote Corp. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxiv)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxv)	Form of RSU Award Grant Notice (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxvi)	Underwriting Agreement, dated March 1, 2021, by and among Haymaker Acquisition Corp. III, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representative of the several underwriters (incorporated by reference to exhibit 1.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxvii)	Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between Haymaker Acquisition Corp. III and Haymaker Sponsor III LLC (incorporated by reference to exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxviii)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xxix)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xxx)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxi)	Amendment to Employment Agreement, effective August 24, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxii)	Transition Agreement, effective August 31, 2022, by and between BioTE Medical, LLC and Robbin Gibbins. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxiii)	Standby Equity Purchase Agreement, by and between biote Corp. and YA II PN, LTD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40128) filed by the Company with the SEC on July 28, 2022).

(d)(xxxiv)	biote Corp. 2022 Equity Incentive Plan. (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K (File No. 001-40128) filed by the Company with the SEC on March 29, 2023).

(d)(xxxv)	biote Corp. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxvi)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxvii)	Form of RSU Award Grant Notice (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 filed on August 3, 2022).

(d)(xxxviii)	Underwriting Agreement, dated March 1, 2021, by and among Haymaker Acquisition Corp. III, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representative of the several underwriters (incorporated by reference to exhibit 1.1 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxxix)	Private Placement Warrants Purchase Agreement, dated March 1, 2021, by and between Haymaker Acquisition Corp. III and Haymaker Sponsor III LLC (incorporated by reference to exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on March 5, 2021).

(d)(xxxx)	Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Mary Elizabeth Conlon (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1 (File No. 333-265714) filed by the Company with the SEC on June 17, 2022).

(d)(xxxxi)	Executive Employment Agreement, dated May 26, 2022, by and between BioTE Medical, LLC and Cary Paulette (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-40128) filed with the SEC on June 2, 2022).

(d)(xxxxii)	Employment Agreement, effective July 15, 2022, by and between BioTE Medical, LLC and Samar Kamdar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40128) filed by the Company with the SEC on November 14, 2022).

(d)(xxxxiii)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023)

(g)	Not applicable.

(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 9, 2023).

(b) Filing Fee Exhibit.

Filing fee table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTE CORP.

By:	/s/ Teresa S. Weber
Teresa S. Weber
Chief Executive Officer

Dated: May 9, 2023